Exhibit (a)(4)(iv)

Sino Agro Food, Inc. Files to Offer New Preferred Shares

Offering aims to raise USD 40M

Company also files for shareholder option to exchange common shares for new preferred shares

June 27, 2019

GUANGZHOU, China-- Sino Agro Food, Inc. (OTCQX: SIAF | OSE: SIAF-ME), a company focused on high protein food including seafood and cattle (“SIAF”), has filed forms S-1 and S-4 with the SEC relating to the offering of a new class of preferred shares. The transactions described in the S-1 and S-4 are expected to commence in the third quarter of 2019, subject to clearance by the Securities and Exchange Commission. Such approval cannot be assured.

Preferred Share Offerings

SIAF today filed a Form S-1 with the SEC, relating to a direct public offering of up to 1,000,000 shares of a new class of preferred shares, priced at $40.00 per share: Series G Non-Convertible Cumulative Redeemable Perpetual Preferred Stock.

Concurrently, SIAF filed a Form S-4 with the SEC, relating to an additional direct offering of up to 1,000,000 shares of Series G Non-Convertible Cumulative Redeemable Perpetual Preferred exclusively to shareholders of the Company, in exchange for shares of SIAF’s common stock.

Dividends on both offers of Series G Preferred Stock are cumulative from the date of original issue and will be payable annually when, as, and if confirmed declared by our board of directors. Dividends will be payable at a rate equal to 7% per annum per $40.00 of stated liquidation preference per share, or $2.80 per share of Series G Preferred Stock per year.

Each share of our Series G Preferred Stock is being sold under the S-1 is sold together with ten warrants to purchase an aggregate of ten shares of common stock, one common share per warrant. All warrants shall have an exercise price of $1.00 per common share. The warrants are divided into three tranches relating to available exercise dates as follows:

•	Series 1 warrants will be exercisable from January 1, 2022 through their termination on December 31, 2022.

•	Series 2 warrants will be exercisable from January 1, 2023 through their termination on December 31, 2023. The

•	Series 3 warrants will be exercisable from January 1, 2024 through their termination on December 31, 2024

All warrants will be issued separately, but will be purchased together in the S-1 offering.

On and after five years from the Dividend Record Date, we may, at our option, redeem the Series G Preferred Stock (GP Stock) in whole or in part, at any time or from time to time, in exchange for 15 common shares plus any accumulated and unpaid dividends thereon.

Exchange Offering

Concurrent with the S-1, the Company filed a Form S-4 with the SEC, relating to offering to exchange up to 1,000,000 shares of the preferred Series G Preferred Stock, priced at $27.00 per share, payable in common shares to be exchanged.

The number of shares of Common Stock required for submission in exchange for one share of Series G Preferred Stock will be determined by the market price of the common stock calculated by the average closing price for the three days before the expiration date. One share of Series G Preferred Stock will be exchanged for such number of shares of Common Stock having a market price equal to $27.00. The offering commencement date will not occur until after the SEC has declared both this registration statement on S-4 and the related registration statement on S-1 effective. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933. As required by Rule 135, this press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Investor Relations

Peter Grossman

+1 (775) 901-0344

info@sinoagrofood.com

Nordic Countries

+46 (0) 760 495 885

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